Statement on Decision by the Attorney General's Office

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that the Attorney General's Office, as part of an investigation into Ecopetrol’s President Ricardo Roa, has decided to bring charges against him for his alleged responsibility for the crime of influence peddling by a public servant. This proceeding was held before the 35th Court of Guarantees of Bogotá.

Under Colombian law, the indictment is an act of communication that formally links Mr. Ricardo Roa to the criminal proceedings, discloses the facts under investigation and their legal consequences, and activates his right to defense. This proceeding does not amount to a conviction or a decision on the merits and does not undermine Mr. Ricardo Roa's presumption of innocence.

The Board of Directors respects Ricardo Roa's presumption of innocence and his right to due process. At a plenary meeting held on March 11, 2026, the Board of Directors determined that, in compliance with its fiduciary duty under Law 222 of 1995, Law 964 of 2005, and the Code of Good Governance, it plans to continue to act in accordance with due diligence and an established protocol. This protocol provides for an internal investigation and evaluation of the allegations.

The Board of Directors has been informed by management and supported by national and international firms. The Board of Directors plans to continue to deliberate to adopt a formal decision on the compatibility of Mr. Ricardo Roa’s continuity with Ecopetrol's regulatory obligations, in accordance with Board of Directors’ duties.

The Board of Directors will continue to closely and judiciously monitor the financial information in order to analyze it and take corrective measures to address the impact that the President's situation could have on the company's securities.

The Board of Directors is committed to ensuring the confidence of investors and stakeholders, as well as the financial sustainability, values, and governance of Ecopetrol.

Bogotá, March 11, 2026

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Ecopetrol is Colombia's largest company and one of the leading integrated energy companies in the Americas, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of hydrocarbon production, most of the hydrocarbon transportation, logistics, and refining system, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, real-time systems management (XM), and the Barranquilla-Cartagena coastal road concession. Internationally, Ecopetrol has a presence in strategic basins in the Americas, with E&P operations in the United States (Permian Basin and Gulf of Mexico), Brazil, and Mexico. Through ISA and its subsidiaries, it holds leading positions in the energy transmission business in Brazil, Chile, Peru, and Bolivia, as well as in road concessions in Chile and telecommunications.

For more information, please contact:

Investor Relations Department

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Marcela Ulloa Beltrán

Email: marcela.ulloa@ecopetrol.com.co